SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                           Bancorp Rhode Island, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock $0.01 par value per share
                     --------------------------------------
                         (Title of Class of securities)

                                  059690 10 7
                                  -----------
                                 (CUSIP Number)

                               September 1, 2000
                 ---------------------------------------------
            (Date Of Event Which Requires Filing of this Statement)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
                                                        Malcolm G. Chace


   2      Check the Appropriate Box if a Member of a Group     (a)
          (See Instructions)                                   (b)
                      Not Applicable

   3      SEC Use Only


   4      Citizenship or Place of Organization

                                                        United States

                       Number of                5      Sole Voting Power
                         Shares                                    65,750*
                      Beneficially
                        Owned by                6      Shared Voting Power
                          Each                                    323,583
                       Reporting
                      Person With               7      Sole Dispositive Power
                                                                   65,750*

                                                8      Shared Dispositive Power
                                                                  323,583

     9      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  389,333

    10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                              (See Instructions)


    11      Percent of Class Represented by Amount in Row (9)

                                                                10.4%**

    12      Type of Reporting Person (See Instructions)

                                                                  IN

    14 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               [ ] Rule 13d-1(b)
                               [ ] Rule 13d-1(c)
                               [X] Rule 13d-1(d)



* Includes 2,500 shares of Common Stock issuable upon the exercise of currently exercisable stock options.

** Does not include Non-Voting Common Stock

Item 1
Item 1(a) Name of Issuer:

         Bancorp Rhode Island, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

         One Turks Head Place
         Providence, RI 02903
Item 2

2(a) Name of Person Filing:

         Malcolm G. Chace

2(b) Address or Principal Business Office or, if none, Residence:

         c/o Point Gammon Corporation
         One Providence Washington Plaza, 4th Floor
         Providence, Rhode Island 02903

2(c) Citizenship:

         United States

2(d) Title of Class of Securities:

         Common Stock, par value $0.01 per share

2(e) CUSIP No.:

         059690 10 7

Item 3.
         Not Applicable

Item 4. Ownership
         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1.

a.       Amount Beneficially Owned:

                  389,333 shares of Common Stock, (i) 63,250 of which are held in a Grantor Trust over which Mr. Chace has sole voting power and sole power to direct the disposition, (ii) 2,500 of which are purchasable upon the exercise of currently exercisable options, (iii) 321,583 of which are held in trusts for which Mr. Chace acts as co-trustee and over which Mr. Chace shares voting power and the power to direct the disposition, and (iv) 2,000 of which are owned by Mr. Chace's spouse.

b.       Percent of class

                  10.4%**

c.       Number of shares as to which such person has:

i.       Sole power to vote or to direct the vote .......................65,750*
ii.      Shared power to vote or to direct the vote......................323,583
iii.     Sole power to dispose or to direct the disposition of ..........65,750*
iv.      Shared power to dispose or to direct the disposition of.........323,583

Item 5.
         Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
Item 6.
         Not Applicable
Item 7.
         Not Applicable
Item 8.
         Not Applicable
Item 9.
         Not Applicable
Item 10.
         Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated    February 12, 2001

                                        /s/ Malcolm G. Chace
                                        ----------------------------------
                             Name           Malcolm G. Chace



* Includes 2,500 shares of Common Stock purchasable upon exercise of currently exercisable options.

** Does not include Non-Voting Common Stock.